Exhibit 6.2

FACTORING AND SECURITY AGREEMENT

This is an AGREEMENT between DIRECT COMMUNICATION SOLUTIONS, INC. a Delaware corporation having its principal place of business at 17150 Via Del Campo, Suite 200, San Diego, California 92127, hereinafter “Seller”, and GIBRALTAR BUSINESS CAPITAL, LLC, a Delaware limited liability company, 400 Skokie Boulevard, Suite 375, Northbrook, Illinois 60062, hereinafter “Purchaser”. THE PARTIES HEREBY AGREE AS FOLLOWS:

DEFINITIONS

As used in this Agreement:

“Account(s)” shall mean all of Seller’s now existing or hereafter arising or acquired accounts, accounts receivable, and any other rights to payment, however created including, without limitation, any right to payment for goods sold or leased, or for services rendered, whether arising out of the sale of inventory or otherwise and whether or not it has been earned by performance, and any and all notes, drafts, acceptances, chattel paper, general intangibles and other obligations arising out of or representing a right to payment thereunder, however created.

“Account Debtor” shall mean any person and/or entity obligated on an Account.

“Obligations” shall mean the amount owed by Seller to Purchaser from time to time, i.e., all Cash Advances (as hereinafter defined), plus all Charges, plus all other amounts owing from Seller to Purchaser pursuant to this Agreement, less all collections retained by Purchaser from either Accounts or from Seller which are applied to the Obligations.

“Revolving Factoring Certificate” shall mean the Revolving Factoring Certificate in the form prepared by Purchaser, signed by Seller and acceptable to Purchaser.

The “Maximum Advance Rate” shall be:

(a)	ninety-five percent (95%) for the first month of the Initial Term (as hereinafter defined),
(b)	ninety-four percent (94%) for the second month of the Initial Term,
(c)	ninety-three percent (93%) for the third month of the Initial Term,
(d)	ninety-two percent (92%) for the fourth month of the Initial Term,
(e)	ninety-one percent (91%) for the fifth month of the Initial Term, and
(f)	ninety-percent (90%) for the sixth month of the Initial Term through the end of the Term (as hereinafter defined).

The “Maximum Obligations” shall be One Million Dollars ($ 1,000,000.00).

“UCC” shall mean the applicable Uniform Commercial Code in effect from time to time.

Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, the singular includes the plural, the part includes the whole, “including” is not limiting and “or” has the inclusive meaning represented by the phrase “and/or”.

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1.	PURCHASE OF ACCOUNTS. Seller hereby sells, transfers, conveys and assigns to Purchaser all of its right, title and interest in and to each Account upon which Purchaser shall be the sole owner and holder of each such Account. Seller agrees to execute and deliver to each Account Debtor such written notice of sale or assignment of the Account as Purchaser may request. Seller acknowledges that in accordance with Section 9-318 of the UCC, Seller will not retain any legal or equitable interest in any Account sold under this Agreement. The Accounts shall be accompanied by such documentation supporting and evidencing the Accounts as Purchaser shall require. Seller shall promptly deliver the invoices relating to the Accounts to Purchaser in a form acceptable to Purchaser, and such Accounts shall be deemed sold and assigned to Purchaser without any formal assignment being required.

2.	CASH ADVANCES FOR ACCOUNTS. Purchaser may, in its sole discretion from time to time, make cash advances to Seller (said cash advances hereafter called “Cash Advance(s)”) up to the Maximum Advance Rate provided (a) Seller is not then in default to Purchaser hereunder nor will Seller be in default to Purchaser immediately after any Cash Advance; (b) the ratio of the Obligations to Accounts immediately after any Cash Advance is less than the Maximum Advance Rate; and (c) in no event and at no time shall the Obligations hereunder be in excess of the Maximum Obligations. Notwithstanding the foregoing, on execution hereof by Purchaser, Purchaser agrees to make a Cash Advance in payment of the Accounts of not less than One Thousand Dollars ($1,000). All Cash Advances shall be deemed Obligations of Seller to Purchaser hereunder. A request for a Cash Advance must be received by Purchaser no later than 11:00 a.m. Chicago, Illinois time, on the day it is to be advanced. Each request by Seller to Purchaser for a Cash Advance must include a Revolving Factoring Certificate completed and certified as accurate by Seller and acceptable to Purchaser in its sole discretion. The proceeds of each Cash Advance shall be made available at the office of Purchaser by credit to the account of Seller or by other means requested by Seller and acceptable to Purchaser. Purchaser is authorized to rely on any written, verbal, electronic, telephonic or telecopy Cash Advance requests which Purchaser believes, in good faith, to emanate from a properly authorized representative of Seller, whether or not that is in fact the case. Seller does hereby irrevocably confirm, ratify and approve all such Cash Advances by Purchaser and does hereby indemnify Purchaser against losses and expenses (including court costs, attorneys’ and paralegals’ fees) and shall hold Purchaser harmless with respect there to.

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3.	CHARGES. In consideration of Purchaser’s purchase of the Accounts and the covenants elsewhere herein contained, Seller agrees to pay Purchaser interest on the Obligations outstanding from time to time at the rate of three percent (3%) per annum plus the Prime Rate as published in the Wall Street Journal’s “Bonds, Rates & Yields Table” in effect at the end of each month with the Prime Rate for these purposes never being less than four percent (4%) per annum, calculated on a 360-day year and payable monthly. In addition to the foregoing and in further consideration of Purchaser purchasing, handling, collecting, mailing, quality assuring, transmitting and performing certain data processing services with respect to the maintenance and servicing of the Accounts, Seller agrees to pay to Purchaser a monthly collateral/management fee equal to one half of one percent (0.5%) of the average daily Obligations per month (“C/M Fee” ). The C/M Fee shall be due and payable on the last day of each month during the term of the Agreement. Seller agrees to pay to Purchaser upon execution hereof and as of the commencement of each Renewal Term (as hereinafter defined), a closing fee of one percent (1%) of (i) the Maximum Obligations (“Closing Fee” ) plus (ii) the amount of any other credit accommodations granted from Purchaser to Seller from time to time. Seller irrevocably authorizes Purchaser to deduct fifty percent (50%) of the Closing Fee from the first Cash Advance hereunder and the second fifty percent (50%) shall be added to Seller’s Obligations at the earlier of twelve (12) months from the date the first Account is purchased or upon termination of this Agreement, and also from the first Cash Advance of any Renewal Term or any other credit accommodation. Seller also agrees to reimburse Purchaser for all reasonable costs incurred by Purchaser for monitoring the priority of any security interest granted to Purchaser herein. The foregoing interest charges, C/M Fees, Closing Fees and other costs are herein collectively referred to as “Charge(s)”. All Charges, unless otherwise provided for herein, shall be payable monthly, and Seller hereby authorizes Purchaser to add each month’s Charges to Seller’s Obligations hereunder as of the last day of such month. The calculation by Purchaser of all Charges and of the Obligations for a particular month shall be deemed proper and accepted by Seller unless contested in writing by Seller to Purchaser within thirty (30) days following the end of such month. Seller agrees that if Purchaser average daily Obligations per month are less than Three Hundred Thousand Dollars ($300,000.00) during any monthly period (“Minimum Amount”), Seller hereby agrees to pay to Purchaser, on demand, an additional amount equal to what the Charges would have been on said Minimum Amount, less the actual Charges paid by Seller to Purchaser during said period. Seller irrevocably agrees that said Minimum Amount shall be deemed an additional Obligation payable monthly, and Seller hereby authorizes Purchaser to add each month’s Minimum Amount, if applicable, to Seller’s Obligations on the last day of each monthly period.

4.	COLLECTIONS. All collections from Accounts will be applied to the Obligations, unless Purchaser elects to hold any such collections to establish reserves to secure payment of any Accounts, and will be considered collected three (3) business days after receipt assuming same is in fact collected. Should any payment on an Account be returned to Purchaser from Purchaser’s bank as unpaid, Seller shall immediately pay to Purchaser an amount equal to the greater of $25.00 or the actual cost of the returned payment and such returned payment shall be reversed for all purposes hereunder. Seller shall direct all Account Debtors to send all payments for all Accounts directly to Purchaser or as Purchaser shall otherwise direct.

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5.	PURCHASER’S RIGHTS. Purchaser shall have the right to notify Account Debtors of Purchaser’s rights with respect to the Accounts and to notify Account Debtors to make payment of the Accounts directly to Purchaser. Upon the occurrence of a Default or the demand by Purchaser for payment of the Obligations, Purchaser shall also have the right in its name to (i) compromise or extend the time for payment of any Account for such amounts and upon such terms as Purchaser may determine; (ii) demand, collect, receive and sue for any and all amounts due or to become due on the Accounts; and (iii) take control of cash and other proceeds of any Accounts. Seller hereby irrevocably authorizes any officer of Purchaser to act for Seller; to endorse Seller’s name upon notes, acceptances, checks, drafts, money orders or other evidences of payment or collateral that may come into Purchaser’s possession; to sign Seller’s name on any invoice, freight bill, bill of lading, storage or warehouse receipt or other instrument or document in respect to any Account and on notices to Account Debtors; to send notices and verifications of Accounts to and collect Accounts from Account Debtors; and to open Seller’s mail and take payments for Accounts. Seller hereby irrevocably authorizes Purchaser to take or bring, in the name of Purchaser or Seller, all actions, suits or proceedings deemed by Purchaser necessary or desirable to effect collection of or other realization upon the Accounts. Seller shall in all other ways do all acts and things necessary or appropriate to protect, preserve and realize upon the Accounts for the benefit of Purchaser and to carry out this Agreement and shall not interfere, directly or indirectly, with any of the rights given Purchaser in this Agreement. Seller hereby ratifies and approves all acts of Purchaser and acknowledges that Purchaser shall not be liable for any acts of omission or commission, nor for any error of judgment or mistake of fact or law. The powers granted in this Agreement are coupled with an interest, and are irrevocable while any Obligations are unpaid and until this Agreement is terminated.

6.	REPRESENTATIONS, WARRANTIES AND COVENANTS. To induce Purchaser to purchase Accounts from Seller, with full knowledge that the truth and accuracy of the following are being relied upon by the Purchaser in the purchase of the Accounts, Seller represents, warrants and covenants to Purchaser and agrees that: (a) Seller is the sole and absolute owner of each Account and has full legal right to make said sale, assignment and transfer thereof hereunder; (b) The correct amount owed on each Account is as set forth on the document tendering such Account to Purchaser and such amount is not in dispute; (c) The payment of each Account is not contingent upon the fulfillment of any obligation or condition, past or future, and any and all obligations required of the Seller with regard to such Account have been fulfilled by Seller; (d) Each Account is based on an actual sale and delivery of goods and/or services actually rendered for which an invoice has been tendered to the Account Debtor, is presently due and owing to Seller, is not past due or in Default, has not been previously sold, assigned, transferred or pledged, and is free of any encumbrance or lien; (e) There are no defenses, offsets, recoupments, or counterclaims with respect to any of the Accounts and no agreement has been made under which the Account Debtor may claim any recoupment, deduction or discount, except as otherwise stated in any of the invoices submitted to Purchaser in connection with the tender of such Account for purchase; (f) Upon purchase, Seller will convey to Purchaser good and marketable title to each Account free and clear of all liens and encumbrances; (g) no Account Debtor is insolvent as that term is defined in the United States Bankruptcy Code; (h) All Accounts, now existing or hereafter arising, shall comply with each and every one of the representations, warranties, covenants and agreements referred to in this paragraph and as otherwise supplemented pursuant to this Agreement; (i) All payroll taxes, sales and other taxes due from Seller have been remitted by Seller to the proper taxing authority; (j) All invoices with respect to Accounts shall state that the Account is payable to Purchaser at Purchaser’s address; (k) no Account is evidenced by a note or other instrument; ( I) Seller will not, during the term of this Agreement, sell, transfer, pledge, grant a security interest in or hypothecate any of its Accounts to any party other than Purchaser. Seller agrees to reimburse Purchaser for all reasonable costs related to credit reports and UCC filings and searches incurred by Purchaser in connection with this Agreement. Seller hereby agrees to indemnify and hold harmless Purchaser from and against any and all losses, claims, demands, liabilities, suits, actions, causes of action, administrative proceedings and costs (including attorneys’ fees and costs and expenses of defense) arising out of (1) any breach or violation of any representation, guarantee, warranty or covenant set forth in this Agreement, (2) any rejection of goods or services or alleged claims, defenses or offsets of every kind and nature by any Account Debtor, or (3) any other breach or violation of this Agreement by Seller. Each Account shall be the property of Purchaser and shall be collected by Purchaser, but if for any reason it should be paid to Seller, Seller shall promptly notify Purchaser of such payment, shall hold any checks, drafts, or monies so received in trust for the benefit of Purchaser, and shall promptly endorse, transfer and deliver the same to the Purchaser. In addition to Purchaser’s other remedies, failure to deliver said payment in kind to Purchaser within two business days of receipt may result, at Purchaser’s option, in an additional charge to be paid by Seller to Purchaser equal to twenty percent of said payment. Seller’s principal place of business is the one set forth at the beginning of this Agreement and the place where the records concerning all Accounts are kept at 17150 Via Del Campo, Suite 200, San Diego, California 92127. Seller will not change the state of its registration or formation or its corporate or legal name or the place where the records concerning all Accounts are kept or add an additional such place without Purchaser’s prior written consent.

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7.	ASSUMPTION OF RISK. Seller hereby assumes full risk of non-payment and hereby unconditionally guarantees the full and prompt payment of the full face amount of all Accounts. If any Account shall remain unpaid after ninety (90) days from the date of Seller’s original invoice evidencing same, or if invoices representing twenty-five percent (25%) or more of the unpaid net amount of all Accounts from any one Account Debtor are unpaid more than ninety (90) days after the original date of such invoices, or if Purchaser shall otherwise deem itself insecure for any reason whatsoever, or if any Account Debtor shall become bankrupt, insolvent or the subject of a reorganization, or makes an assignment for the benefit of creditors, then or at any time thereafter, Purchaser, may, in its sole discretion, adjust the Maximum Advance Rate and/or elect not to make a Cash Advance with respect to such Account.

8.	SECURITY INTEREST, WAIVER, AND RELEASE. As security for the payment and performance of all Seller’s Obligations or otherwise for the payment and performance of any obligation owed to Purchaser by Seller pursuant to any other agreement or instrument, Seller hereby grants to Purchaser a security interest in all of Seller’s presently-owned and hereafter-acquired property, wherever located, including, without limitation, all Accounts, Chattel Paper, Inventory, Equipment, Instruments, Investment Property, Documents, Deposit Accounts, Commercial Tort Claims, Letters-of-credit Rights, General Intangibles including Payment Intangibles, Software, Trademarks, Tradenames, Customer Lists, Supporting Obligations, and to the extent not listed above as original Collateral, all proceeds and products of the foregoing, including without limitation, insurance proceeds, lock box contents and proceeds (the “Collateral’’). The Collateral specifically includes, without limitation, Sellers’ rights to any and all returned or repossessed personal property from Account Debtors and also shall include all rights of replevin, reclamation, and stoppage in transit and all rights as a seller of goods. Seller authorizes Purchaser to file any initial financing statements and amendments thereto that contain (i) a notification that the Seller has granted a negative pledge to the Purchaser, and that any subsequent holder of a security interest or lien may be tortiously interfering with Purchaser’s rights; and (ii) advises third parties that any notification of the Account Debtors will interfere with Purchaser’s collection rights. Seller represents that the security interest in the Collateral granted to Purchaser is valid and enforceable and constitutes a first priority security interest therein. In the event of any Default by Seller under this Agreement and/or pursuant to any obligation of Seller to Purchaser hereunder or otherwise, Purchaser shall have all rights with respect to the Collateral of a secured party under the UCC. Seller hereby authorizes Purchaser to file Financing Statements and other documents, whether or not executed by Seller, describing the Collateral and ratifies the filing of any such Financing Statements or other documents filed by Purchaser prior to the execution of this Agreement. Purchaser and Seller agree that subsequent to any termination hereof, Purchaser shall not be obligated, nor shall Seller be authorized, to release any security interests granted to Purchaser hereunder unless Purchaser and Seller have entered into a mutual general release acceptable to Purchaser. Seller agrees that any claim of Seller against Purchaser arising, directly or indirectly, out of this Agreement or any transaction or conduct pursuant hereto, shall be deemed waived and released by Seller unless legal action with respect thereto is filed within thirty calendar days after termination of this Agreement. Seller agrees to indemnify and hold Purchaser harmless from any such claim asserted against Purchaser subsequent to such time, including reasonable attorneys’ fees and costs incurred by Purchaser in defense thereof. Seller hereby waives every present and future defense, cause of action, counterclaim or setoff which the Seller may now have or hereafter may have to any action by the Purchaser in enforcing this Agreement. Seller waives any implied covenant of good faith and/or fair dealing and ratifies and confirms whatever Purchaser may do pursuant to the terms of this Agreement. The provisions contained in this paragraph are a material inducement for execution of this Agreement by Purchaser. Any term used in this paragraph and not specifically defined herein shall have the meaning given to the term in the UCC.

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9.	DEFAULT AND REMEDIES. The occurrence of any one or more of the following events shall constitute a default (“Default”) of this Agreement by Seller: (i) the failure of Seller to make any required payment hereunder or to repurchase any Account when required pursuant to this Agreement; (ii) the failure of Seller to perform any other covenant or agreement contained herein; (iii) if any warranty or representation of Seller made herein shall be untrue; (iv) the dissolution or termination of existence of Seller or any of Seller’s guarantors hereof (each a “Guarantor “); (v) the death of any Seller or Guarantor if Seller or Guarantor shall be an individual; (vi) if Seller or any Guarantor shall file or have filed against it a petition in bankruptcy or for reorganization or adjustment of its debts or if Seller or any Guarantor shall make an assignment for the benefit of creditors; (vii) if a tax lien shall be filed against Seller; (viii) if a judgment, decree, levy, attachment, garnishment or other process, or a filing of any lien against any of the Collateral; (ix) if the ratio of Obligations divided by Accounts is, at any time, in excess of the Maximum Advance Rate; (x) if the Obligations exceed the Maximum Obligations; (xi) if Seller shall be in Default to Purchaser pursuant to any other agreement whatsoever; (xii) if there is a material adverse change in the financial condition of Seller as Purchaser may determine in its sole discretion; and/or (xiii) if Purchaser shall deem itself insecure for any reason whatsoever. If Purchaser elects to demand payment of the Obligations or upon the occurrence of a Default: (i) Purchaser shall have the right to require Seller to immediately repurchase all of the Accounts for an amount equal to the Obligations then owed by Seller to Purchaser plus all Charges and other amounts due Purchaser; (ii) Seller shall pay to Purchaser all other damages, costs and losses caused to Purchaser by reason of any such Default, including, but not limited to reasonable attorneys’ fees, court costs, other collection expenses and all other expenses and costs incurred or paid by Purchaser to obtain performance or to enforce any covenant or agreement of Seller hereunder; and (iii) Purchaser shall have the right to enforce all rights which Purchaser may have with respect to the security interest granted to Purchaser pursuant to this Agreement and specifically, but not by way of limitation, to notify and require the U.S. Post Office to deliver Seller’s mail to Purchaser, and to open Seller’s mail and take and endorse for deposit in the name of Seller all payments received upon any of Seller’s Accounts and to deposit same for benefit of Purchaser. Seller hereby irrevocably authorizes Purchaser to pay any sums necessary to discharge any lien or encumbrance which is or may become senior to Purchaser’s ownership rights in the Accounts or security interest in any other assets of Seller, which sums shall be included as Obligations hereunder. In order to satisfy any of Seller’s obligations to Purchaser, Seller authorizes Purchaser to initiate electronic deb it or credit entries through the ACH system to any bank account of Seller. In addition to the Charges contained elsewhere in the Agreement, Seller shall pay Purchaser a late payment charge equal to five percent (5%) per annum of any amounts not paid when due to the date of payment thereof plus an additional Service Charge of five percent (5%) of the amount of each Account collected by Purchaser after a Default here under by Seller. Purchaser shall have no obligation to marshal any assets in favor of Seller or against or in payment of any of the Obligations of Seller secured hereby.

10.	TERM, TERMINATION AND REINSTATEMENT. This Agreement shall commence as of the date of acceptance hereof by Purchaser and shall continue in force and effect until the first to occur of: (a) Demand by Purchaser; or (b) twenty-four (24) months from the first day of the month following the date that the first Account is purchased (“Initial Term”) and shall be automatically renewed for successive periods of twelve (12) months thereafter (each a “Renewal Term” and collectively with the Initial Term, the “Term” ) unless, at least sixty (60) days prior to the end of the applicable Term, Seller gives Purchaser notice of its intention to terminate this Agreement. Notwithstanding anything to the contrary herein contained, Seller will be able to exit this Agreement within the first twelve (12) months from the start of the Initial Term for a fee of two percent (2%) of the Maximum Obligations, Seller will also be able to exit this Agreement after twelve (12) months from the start of the Initial Term for a fee of one percent ( 1% ) of the Maximum Obligations. Seller shall provide written notice at least sixty (60) days before the end of any Initial or Renewal term hereof to Purchaser of Seller’s intent to replace this Agreement with alternative financing. Notwithstanding any termination of this Agreement, Seller shall continue to remain liable for the full payment and complete performance of the Obligations and other covenants to Purchaser under this Agreement and for any other obligation of Seller to Purchaser which may be secured hereby, until such time as Purchaser has received full payment of all Obligations and complete performance of all of Seller’s said obligations and all of Seller’s said obligations and covenants shall survive any such termination of this Agreement. Seller hereby agrees that, notwithstanding any termination of this Agreement, to the extent Purchaser receives any payment(s) from Seller on account of Seller’s Obligations here under, which payment(s) are subsequently invalidated, declared to be preferential and/or required to be restored, returned or repaid to a trustee, receiver or any other party upon any bankruptcy, insolvency, dissolution or liquidation of Seller or an Account Debtor, then to the extent of such payment(s), that portion of the Obligations hereunder intended to be satisfied thereby shall be deemed revived as if such payment(s) had not been received by Purchaser and all Purchaser’s rights under this Agreement, including, but not limited to those contained in the paragraph entitled “SECURITY INTEREST, WAIVER, AND RELEASE”, shall be and remain applicable and in full force and effect. In the event of any default by Seller or any termination hereof, including, without limitation, any termination resulting from Seller becoming the subject of a voluntary or involuntary bankruptcy, reorganization, composition or similar type proceeding under the Federal Bankruptcy Laws, as now enacted or hereafter amended, prior to the full Initial Term hereof or of any applicable Renewal Term, the additional amount provided by the immediately preceding sentence shall then accrue and shall be payable as of the effective time of said termination or default for the balance of said Initial Term or any applicable Renewal Term as if the term of this Agreement had not terminated or such default had not occurred.

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11.	NOTICES. All notices required to be given to any party other than Purchaser shall be deemed given upon the first to occur of (i) deposit thereof in a receptacle under the control of the United States Postal Service, (ii) transmittal by electronic means to a receiver under the control of such party, or (iii) actual receipt by such party or an employee or agent of such party. All notices to Purchaser shall be deemed given upon actual receipt by a responsible officer of Purchaser. Notices required or permitted hereunder shall be in writing and shall be given to the parties at their addresses hereinabove set forth.

12.	GOVERNING LAW AND VENUE. This Agreement is executed and delivered in the State of Illinois and shall be governed by Illinois law (without giving effect to its laws of conflicts) including, without limitation, the Illinois Credit Agreements Act. 815 ILCS 160/1, et. seq. (the “Credit Agreements Act”). Seller agrees that this Agreement and each and every other related instrument and document constitute a “credit agreement” under the Credit Agreements Act, and that this Agreement expresses an agreement or commitment by Purchaser to extend credit to Seller for purposes of the Credit Agreements Act. Seller further agrees that any legal action or proceeding with respect to any of its obligations under this Agreement may be brought by Purchaser in any state or federal court located in Chicago, Illinois. Any claim or controversy asserted by Seller against Purchaser shall only be litigated in the state or federal courts located in Chicago, Illinois. By the execution and delivery of this Agreement, Seller submits to and accepts, for itself and in respect of its property, generally and unconditionally, the nonexclusive jurisdiction of those courts. Seller waives any claim that Chicago, Illinois is not a convenient forum or the proper venue for any such suit, action or proceeding. Seller agrees that Purchaser may effect service of process upon Seller by regular mail at the address set forth herein or at such other address as may be reflected in the records of Purchaser, or at the option of Purchaser by service upon Seller’s agent for the service of process.

13.	JURY WAIVER. SELLER AND PURCHASER HEREBY VOLUNTARILY, KNOWINGLY, IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) BETWEEN SELLER AND PURCHASER ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR ANY RELATED DOCUMENTS. THIS PROVISION IS A MATERIAL INDUCEMENT TO PURCHASER TO PROVIDE THE FINANCIAL ACCOMMODATIONS EVIDENCED BY THIS AGREEMENT.

14.	ASSIGNMENT BY PURCHASER. Purchaser, without notice to Seller, may assign and/or pledge all of Purchaser’s rights hereunder to any assignee (“Assignee”). Seller hereby consents to any such assignment and agrees that in such event, upon request of Assignee, it will render all acts, performance and payment directly to Assignee, said Assignee having all of Purchaser’s rights hereunder but none of Purchaser’s obligations.

15.	GENERAL. Waiver by Purchaser of any breach or default of this Agreement or of any warranty, representation, covenant, obligation or guaranty herein shall not be construed as a waiver of any subsequent breach or default. Failure by Purchaser to exercise any right or remedy hereunder shall not operate as a waiver of any subsequent breach or default. All rights and remedies are cumulative and not alternative. This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof and is the final and complete expression of their intent. No prior or contemporaneous negotiations, promises, agreements, covenants, representations of any kind or nature, whether made orally or in writing, have been made or relied upon by the parties, or any of them, in negotiations leading to this Agreement or relating to the subject matter hereof, which are not expressly contained herein, or which have not become merged and finally integrated herein, it being the intention of the parties hereto that in the event of any subsequent litigation, controversy, or dispute concerning the terms and provisions of this Agreement, no party shall be permitted to offer to introduce oral or extrinsic evidence concerning the terms and conditions hereof that are not included or referred to herein and not reflected in writing. This Agreement may be changed, modified or amended only by a writing executed by the parties hereto. No conditions of any kind or nature exist to the legal effectiveness hereof, and this Agreement shall be in full force and effect immediately upon execution and delivery hereof by the parties hereto. Notwithstanding the creation of the security interest hereunder, the relationship of the parties in respect to all Accounts shall at all times be that of purchaser and seller, and not that of lender and borrower. It is the intention of the parties hereto that as provided in section 1 of this Agreement, the transactions contemplated hereby shall constitute a purchase of Accounts.

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16.	SUCCESSOR ENTITY. In the event Seller’s principal(s), officer(s) or director(s), during the Term of this Agreement or while Seller remains liable to Purchaser for any Obligations under this Agreement, directly or in conjunction with any other person, cause to be formed a new entity or otherwise become associated with any newly formed or existing entity, whether corporate, partnership, limited liability company or otherwise and said entity (i) is in the same or similar business as Seller, (ii) utilizes any of Seller’s assets of any description, and/or (iii) provides the same or similar products or services to Seller’s Accounts as Seller provides, such entity shall be deemed to have expressly assumed the Obligations Seller owes Purchaser under this Agreement unless Purchaser is first notified of such association and expressly consents, in writing to a waiver of Purchaser’s rights under this section. With respect to each such entity, Purchaser shall be deemed to have been granted an irrevocable power of attorney with authority to file, naming such newly formed or existing entity, a new UCC I financing statement naming such entity as Debtor, and to have it filed with any and all appropriate secretaries of state or other UCC filing offices. Purchaser shall be held harmless by Seller and its principals, officers or directors and be relieved of any liability as a result of Purchaser’s filing of any such financing statement or the resulting perfection of its ownership or Security Interest in such entity’s assets. In addition, Purchaser shall have the right to notify such entity’s Account Debtors of Purchaser’s rights, including without limitation, Purchaser’s right to collect all Accounts, and notify any creditor of such entity that the Purchaser has rights in such entity’s assets.

17.	SEVERABILITY. If any provision of this Agreement is held or found to be illegal, invalid or unenforceable, all other provisions shall nevertheless continue to be binding on the parties hereto and shall be of full force and effect.

18.	AUTOMATIC RENEWAL. THE PARTIES ACKNOWLEDGE THAT THIS AGREEMENT IS SUBJECT TO AUTOMATIC RENEWAL PURSUANT TO THE PARAGRAPH ENTITLED” TERM, TERMINATION AND REINSTATEMENT”.

19.	COUNTERPARTS. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if all signatures were upon the same instrument. Delivery of an executed counterpart of the signature page to this Agreement by electronic transmission or facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering such an executed counterpart of the signature page to this Agreement by electronic transmission or facsimile to any other party shall thereafter also promptly deliver a manually executed counterpart of this Agreement to such other party, provided that the failure to deliver such manually executed counterpart shall not affect the validity, enforceability, or binding effect of this Agreement. THE PARTIES AGREE THAT ANY ELECTRONIC SIGNATURES, WHETHER DIGITAL OR ENCRYPTED, BY THEIR RESPECTIVE SIGNATORIES ARE INTENDED TO AUTHENTICATE SUCH SIGNATURES AND TO GIVE RISE TO A VALID, ENFORCEABLE, AND FULLY EFFECTIVE AGREEMENT.

[SIGNATURE PAGE FOLLOWS)

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SELLER:

DIRECT COMMUNICATION SOLUTIONS, INC.

By:	/s/ Christopher Bursey	Date: 1-22-18
Christopher Bursey
Its:	Chief Executive Officer

Accepted at Northbrook, Illinois, this day of January, 2018

PURCHASER:

GIBRALTAR BUSINESS CAPITAL, LLC

By:	/s/ Mark Stoeberl
Mark Stoeberl
Its:	Chief Credit Officer

Factoring and Security Agreement (DCS) Final	Page 9 of 9